UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MMA CAPITAL MANAGEMENT, LLC

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-11981 (Commission File Number)	52-1449733 (IRS Employer Identification No.)

621 East Pratt Street, Baltimore, Maryland 21202

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (443) 263-2900

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:  N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to Be Registered.

On May 5, 2015, the board of directors of MMA Capital Management, LLC (“we,” “us,” “MMA” as “the Company”) adopted a Section 382 stockholders rights plan and declared a dividend distribution of one right for each outstanding share of our common stock to stockholders of record at the close of business on May 15, 2015.  Each right entitles its holder, under the circumstances described below, to purchase from us one share of our Common Stock at an exercise price of $.01 per right, subject to adjustment. The description and terms of the rights are set forth in a Tax Benefit Rights Agreement between us and Broadridge Corporate Issuer Solutions, Inc. as rights agent.

The board of directors adopted the rights plan in an effort to protect shareholder value by attempting to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (the “NOLs”) and certain other tax benefits available to us to reduce potential future U.S. federal income tax obligations.  If the Company experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated by the United States Department of the Treasury thereunder (the “Treasury Regulations”), its ability to fully utilize the NOLs and certain other tax benefits on an annual basis will be substantially limited, and the timing of the usage of the NOLs and such other benefits could be substantially delayed or eliminated, which could therefore significantly impair the value of those benefits.

The rights plan is not absolute in its protection. It is, however, intended to act as a deterrent to any person or group, together with its affiliates and associates, being or becoming the beneficial owner of 4.9% or more of common stock (any such person or group, together with its affiliates and associates, is referred to as an “acquiring person”).  A person shall be deemed to be a “beneficial owner” of, and shall be deemed to “beneficially own,” any securities that such person is deemed to constructively own under Section 382 of the Code and the Treasury Regulations thereunder (including pursuant to the “option” rules of Treasury Regulation Section 1.382-4), that such person would be deemed to own together with any other persons as a single “entity” under Treasury Regulations Section 1.382-3(a)(1), or that otherwise would be aggregated with securities owned by such person pursuant to Section 382 of the Code and the Treasury Regulations thereunder.  The term “acquiring person” does not include:

•	the Company;

•	any subsidiary of the Company;

•	any employee benefit plan of the Company or of any subsidiary of the Company;

•	any person organized, appointed or established by the Company for or pursuant to the terms of any such plan;

•	any grandfathered person (as defined below);

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•	any exempted person (as defined below);

•	any person or group who becomes the beneficial owner of 4.9% or more of the outstanding common stock as a result of an “exempted transaction”; or

•	any person whom or which the board of directors in good faith determines has inadvertently acquired beneficial ownership of 4.9% or more of outstanding common stock, so long as such person promptly enters into, and delivers to the Company, an irrevocable commitment to divest as promptly as practicable, and thereafter divests as promptly as practicable a sufficient number of shares of common stock so that such person would no longer be a beneficial owner of 4.9% or more of outstanding common stock.

A stockholder who together with its affiliates and associates beneficially owned 4.9% or more of common stock as of May 5, 2015 is deemed not to be an “acquiring person,” so long as such stockholder does not acquire any additional shares of common stock without the prior written approval of the Company, other than pursuant to or as a result of (a) a reduction in the amount of common stock outstanding; (b) any unilateral grant of any common stock by the Company or (c) any issuance of common stock by the Company or any share dividend, share split or similar transaction effected by the Company in which all holders of common stock are treated equally.  Such a stockholder is a “grandfathered person” for purposes of the rights plan.

The board of directors of the Company may, in its sole discretion, exempt any person or group who would otherwise be an acquiring person from being deemed an acquiring person for purposes of the rights plan if it determines at any time prior to the time at which the rights are no longer redeemable that the beneficial ownership of such person would not jeopardize, endanger or limit (in timing or amount) the availability of the Company’s NOLs and other tax benefits.  Any such person or group is an “exempted person” under the rights plan.  The board of directors, in its sole discretion, may subsequently make a contrary determination and such person would then become an acquiring person.

An “exempted transaction” is a transaction that the board of directors determines is an exempted transaction and, unlike the determination of an exempted person, such determination is irrevocable.

Initially, the rights are associated with our common stock and evidenced by common stock certificates or, in the case of uncertificated shares of common stock, the book-entry records evidencing the common stock, and are transferable with and only with the underlying shares of common stock.  Subject to certain exceptions, the rights become exercisable and trade separately from the common stock only upon the “distribution date,” which occurs ten (10) business days following a public announcement (such date, the “stock acquisition date”) that an acquiring person at any time after the close of business on May 5, 2015 (the “measurement date”) has acquired, or obtained the right to acquire, beneficial ownership of 4.9% or more of our outstanding shares of common stock (unless, prior to the expiration of our right to redeem the rights, such person or group is determined by the board of directors to be an “exempted person,” in which case the stock acquisition date will be deemed not to have occurred).

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In addition, if our board of directors determines in good faith that a person became an acquiring person inadvertently and such person divests as promptly as practicable a sufficient number of shares of common stock so that such person would no longer be an acquiring person, then such person will not be deemed to be an acquiring person.

Until the distribution date, the surrender for transfer of any shares of common stock outstanding will also constitute the transfer of the rights associated with those shares.

As soon as practicable after the distribution date, separate certificates or book-entry statements will be mailed to holders of record of our common stock as of the close of business on the distribution date.  From and after the distribution date, the separate rights certificates or book-entry records alone will represent the rights.  Except as otherwise provided in the Tax Benefit Rights Agreement, only shares of common stock issued prior to the distribution date will be issued with rights.

The rights are not exercisable until the distribution date and, unless earlier redeemed or exchanged by us as described below, will expire upon the earliest of:

•	the close of business on May 5, 2020;

•	the time at which the rights are redeemed;

•	the time at which the rights are exchanged;

•	the close of business on the effective date of the repeal of Section 382 of the Code or any successor statute if the board of directors of the Company determines that the rights plan is no longer necessary or desirable for the preservation of certain tax benefits; or

•	the close of business on the first day of a taxable year of the Company to which our board of directors determines that certain tax benefits may not be carried forward.

In the event that a person or group becomes an acquiring person, each holder of a right (other than any acquiring person and certain related parties, whose rights automatically become null and void) will have the right to receive, upon exercise, one share of common stock for each whole share of common stock held by such holder, at a purchase price of $.01 per right exercised.  The rights may not be exercised following a stock acquisition date while the Company has the ability to cause the rights to be redeemed, as described later in this summary.

The exercise price payable, and the number of shares of common stock issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, our common stock;

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•	if holders of our common stock are granted certain rights, options or warrants to subscribe for common stock or convertible securities at less than the current market price of the common stock; or

•	upon the distribution to holders of our common stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price.  No fractional shares of common stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the common stock on the last trading day prior to the date of exercise.

In general, the Company may redeem the rights in whole, but not in part, at a price of $0.001 per right (subject to adjustment and payable in cash, common stock or other consideration deemed appropriate by our board of directors) at any time until ten (10) business days following a stock acquisition date.  Immediately upon the action of the board of directors authorizing any redemption, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

At any time after there is an acquiring person and prior to the acquisition by the acquiring person of 50% or more of the outstanding shares of our common stock, we may exchange the rights for common shares (other than rights owned by the acquiring person which will have become void), in whole or in part, at an exchange ratio of one share of common stock per right (subject to adjustment).

Until a right is exercised, its holder will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.  While the distribution of the rights will not result in the recognition of taxable income by us or our stockholders, stockholders may, depending upon the circumstances, recognize taxable income after a distribution date.

The Company and the rights agent may from time to time amend or supplement the Tax Benefit Rights Agreement without the consent of the holders of the rights.  After a distribution date, however, no amendment can materially adversely affect the interests of the holders of the rights (other than the acquiring person or any affiliate or associate thereof).

A copy of the Tax Benefit Rights Agreement has been filed as an Exhibit to this Registration Statement.  The foregoing summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the Tax Benefit Rights Agreement, which is hereby incorporated herein by reference.

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Item 2.	Exhibits.

Exhibit
Number	Description of Document

1	Tax Benefit Rights Agreement, dated as of May 5, 2015, between MMA Capital Management, LLC and Broadridge Corporate Issuer Solutions, Inc. as rights agent, which includes the Form of Rights Certificate as Exhibit A.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EXHIBIT INDEX

Exhibit
Number	Description of Document

1	Tax Benefit Rights Agreement, dated as of May 5, 2015, between MMA Capital Management, LLC and Broadridge Corporate Issuer Solutions, Inc. as rights agent, which includes the Form of Rights Certificate as Exhibit A.